UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

QUALCOMM Incorporated
(Exact name of registrant as specified in its charter)

Delaware	0-19528	95-3685934
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5775 Morehouse Drive, San Diego, California	92121-1714
(Address of Principal Executive Offices)	(Zip Code)

Donald J. Rosenberg, Executive Vice President, General Counsel	(858) 587-1121
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, QUALCOMM Incorporated (the Company) hereby files this Specialized Disclosure Report on Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01. The Conflict Minerals Report is also available on the Company’s website at: http://www.qualcomm.com/company/sustainability/products/conflict-free-minerals/CMR.
Item 1.02 Exhibit
See Item 1.01 and Item 2.01.

Section 2 – Exhibits
Item 2.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUALCOMM Incorporated
/s/ George S. Davis
George S. Davis
Executive Vice President and
Chief Financial Officer
Dated: May 18, 2015

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report